manatt manatt | phelps | phillips	Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

February 5, 2024	Client-Matter: 63454-030

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Ms. Pearlyne Paulemon and Ms. Pam Howell
Office of Real Estate and Construction

Re:	Groundfloor Finance Inc. Offering Statement on Form 1-A

Post Qualification Amendment No. 4
Filed: January 18, 2024
File No. 024-12013

Dear Ms. Paulemon and Ms. Howell:

We are submitting this letter on behalf of our client, Groundfloor Finance Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated January 30, 2024 (the “Comment Letter”) in connection with the Company’s Amended Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on January 18, 2024.

For your convenience, our responses are set forth below, with the heading and numbered item below corresponding to the heading and numbered item contained in the Comment Letter. The comment from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s response are to page numbers in the Offering Statement, which is being refiled concurrently with this response.

General

1.                  We re-issue prior comment one. Based upon the table you provided we continue to believe the additional $19,997,330 in LROs, brings the total aggregate offering amount for the last twelve months beyond the $75 million offering cap under Rule 251(a)(2) of Regulation A.

Please revise or advise us how you believe you comply with the aggregate offering price cap in Rule 251(a)(2).

Response:

The Company acknowledges the comment and appreciates the opportunity to discuss the comment with the Staff on January 31, 2024. Pursuant to our discussion, the Company is amending the Offering Statement to withdraw the qualification of LROs which were qualified and offered but not sold in connection with prior post-qualification amendments. To make the disclosure clear, a new column is added to the table on the cover page of the Offering Statement that sets forth the amount of LROs of the previous post-qualification amendments that are being withdrawn hereby. With amounts withdrawn, the offering of the Company’s additional $19,997,330 in LROs qualified hereby will be under the offering cap set forth in Rule 251(a)(2) of Regulation A.

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We thank you for your prompt attention to this letter responding to the previously submitted Registration Statement and comment letter response. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

Brian S. Korn

cc:	Nick Bhargava
Groundfloor Finance Inc.

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